H. Lamar Cox Chief Financial Officer

June 15, 2005

Mr. Gregory Dundas

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: File No. 0-51281

Dear Mr. Dundas,

In connection with responding to your comments on the above referenced file, we acknowledge that:

• the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Corporation may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ H. Lamar Cox
H. Lamar Cox
Chief Financial Officer

JUL 01 2005

Tennessee Commerce Bancorp, Inc. • 381 Mallory Station Rd., Suite 207 • Franklin, TN 37067 • Phone:(615)599-2274 Fax:(615)599-2275
Web Site Address: www.tncommercebank.com